Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Akerna Corp. on Amendment No. 2 to Form S-3 [File No. 333-232694] of our report dated March 14, 2019 with respect to our audits of the financial statements of MTech Acquisition Corp. as of December 31, 2018 and 2017, and for the year ended December 31, 2018 and for the period from September 27, 2017 (inception) through December 31, 2017, which report includes an explanatory paragraph as to the ability of MTech Acquisition Corp. to continue as a going concern, and which report is incorporated by reference in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 18, 2019